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December 20, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn:	Taylor Beech
Lilyanna Peyser

Re:	Genius Sports Ltd
Registration Statement on Form F-4 filed November 18, 2022
SEC File No. 333-268457

Ladies and Gentlemen:

This letter sets forth the response of Genius Sports Limited (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 13, 2022, with respect to the above referenced Registration Statement on Form F-4.

The text of the Staff’s comment has been included in this letter for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter. For your convenience, we have also set forth the Company’s response immediately below the numbered comment.

Registration Statement on Form F-4 Filed November 18, 2022

General

Staff’s Comment 1: Please ensure that this registration statement is updated as necessary in accordance with comments you receive regarding, and changes you make to, your Schedule TO-I (File No. 005-93523).

Securities and Exchange Commission

Division of Corporation Finance

December 20, 2022

Response: The Company respectfully advises the Staff that, pursuant to discussions with the Staff following receipt of the Staff’s letter of November 28, 2022, the Company has amended the transaction structure and has filed an Amendment No. 1 to the Registration Statement on Form F-4 (the “Amended Registration Statement”) and an Amendment No. 2 to the Schedule TO-I (the “Amended Schedule TO”) to reflect the amended structure on the date hereof. We confirm that the Company’s disclosure has been conformed between the Amended Registration Statement and Amended Schedule TO.

If you have any questions related to this letter, please contact Ross M. Leff at (212) 446-4947 of Kirkland & Ellis LLP.

Sincerely,

/s/ Ross M. Leff

Ross M. Leff

Via E-mail:

cc:	Nicholas Taylor, Chief Financial Officer

Elliott M. Smith
Laura Katherine Mann
White & Case LLP